

06006742

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/28/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27440

MAR 0 2 2006
209

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/05__ AND ENDING __12/31/05__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **DISALLE SECURITIES & MORTGAGE COMPANY**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1909 RIVER ROAD
(No. and Street)

MAUMEE   **OH**   **43537**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MR. DANIEL DISALLE   **(419) 893-0751**
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM VAUGHAN COMPANY
(Name – *if individual, state last, first, middle name*)

145 CHESTERFIELD LANE   **MAUMEE**   **OH**   **43537**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 15 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **MR. DAN DISALLE** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **DISALLE SECURITIES & MORTGAGE COMPANY** , as of **DECEMBER 31** , 20 **05** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

Mary Jo Fischer
Notary Public   *Comm Exp : 3/10/08*

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of **CASH FLOWS.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DISALLE SECURITIES AND MORTGAGE CO.

AUDITED FINANCIAL STATEMENTS

December 31, 2005

CONTENTS

Certified Public Accountants

Business Consultants

145 Chesterfield Lane

Maumee, Ohio 43537-3836

419-891-1040

Fax 419-891-1065

www.wvco.com



Gregory J. Arndt, CPA, CFE

William J. Horst, CPA, CMA

David J. Baymiller, CPA

Jack C. Hagmeyer, CPA

Blake N. Radcliffe, CPA/ABV

William L. Vaughan, CPA

Dennis H. Snell, CPA



INDEPENDENT AUDITORS' REPORT

Board of Directors
DiSalle Securities and Mortgage Co.
Maumee, Ohio

We have audited the accompanying statements of financial condition of DiSalle Securities and Mortgage Co. as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DiSalle Securities and Mortgage Co. as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13-16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William Vaughan Company

February 16, 2006

Members: GMN Enterprise, a network of independent accounting and consulting practices throughout the World, and the Private Companies Practice Section of the American Institute of Certified Public Accountants and Ohio Society of Certified Public Accountants

DISALLE SECURITIES AND MORTGAGE CO.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2005 and 2004

ASSETS

	2005	2004
Current assets		
Cash	$ 3,369	$ 23,346
Dividends receivable	13,512	12,029
Prepaid taxes	480	0
Prepaid expenses	2,145	2,145
Total current assets	19,506	37,520
Property and equipment		
Computer equipment	933	933
Less accumulated depreciation	841	654
Net property and equipment	92	279
Other assets		
Marketable securities, at market value (Note 5)	1,370,035	1,645,993
Ohio workers' compensation deposit	12	12
Total other assets	1,370,047	1,646,005
Total assets	$ 1,389,645	$ 1,683,804

LIABILITIES AND STOCKHOLDER'S EQUITY

	2005	2004
Current liabilities		
Accrued city taxes	$ 0	$ 600
Non-interest bearing obligation due to affiliated company (Note 2)	218,644	183,423
Total liabilities	218,644	184,023
Stockholder's equity		
Common stock, 500 shares authorized, stated value $2 per share, 250 shares issued and outstanding	500	500
Amount paid in excess of stated value	27,686	27,686
Retained earnings	1,142,815	1,471,595
Total stockholder's equity	1,171,001	1,499,781
Total liabilities and stockholder's equity	$ 1,389,645	$ 1,683,804

The accompanying notes are an integral part of these financial statements.

DISALLE SECURITIES AND MORTGAGE CO.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenue		
Commissions earned on private placement of direct participation programs (Note 2)	$ 69,500	$ 253,750
Unrealized loss on marketable securities	(299,641)	(398,972)
Realized loss on sale of marketable securities	(6,361)	0
Interest and dividend income	51,230	44,610
Total revenue	(185,272)	(100,612)
Selling, general and administrative expenses		
Commissions	35,450	151,646
Management fees (Note 2)	22,025	21,875
Other operating expenses (Notes 2 and 4)	31,033	32,448
Total selling, general and administrative expenses	88,508	205,969
Net loss	$ (273,780)	$ (306,581)

The accompanying notes are an integral part of these financial statements.

DISALLE SECURITIES AND MORTGAGE CO.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2005 and 2004

	Common Stock		Amount Paid In Excess Of Stated Value	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances, December 31, 2003	250	$ 500	$ 27,686	$ 1,872,176	$ 1,900,362
Net loss for the year ended December 31, 2004				(306,581)	(306,581)
Distributions to stockholder				(94,000)	(94,000)
Balances, December 31, 2004	250	500	27,686	1,471,595	1,499,781
Net loss for the year ended December 31, 2005				(273,780)	(273,780)
Distributions to stockholder				(55,000)	(55,000)
Balances, December 31, 2005	250	$ 500	$ 27,686	$ 1,142,815	$ 1,171,001

The accompanying notes are an integral part of these financial statements.

-8-

DISALLE SECURITIES AND MORTGAGE CO.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities		
Net loss	$ (273,780)	$ (306,581)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Unrealized loss on marketable securities	299,641	398,972
Depreciation	187	187
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Dividends receivable	(1,484)	(2,295)
Prepaid taxes	(480)	0
Prepaid expenses	0	(918)
Increase (decrease) in:		
Accounts payable	0	(964)
Accrued city taxes	(600)	600
Net cash provided by operating activities	23,484	89,001
Cash flow from investing activities		
Purchases of marketable securities - dividends re-invested	(23,683)	(42,272)
Net cash used in investing activities	(23,683)	(42,272)
Cash flows from financing activities		
Borrowings from affiliated company	35,222	33,870
Distributions to stockholder	(55,000)	(94,000)
Net cash used in financing activities	(19,778)	(60,130)
Net decrease in cash	(19,977)	(13,401)
Cash at beginning of year	23,346	36,747
Cash at end of year	$ 3,369	$ 23,346

The accompanying notes are an integral part of these financial statements.

Note 1 -   **Significant accounting policies**
Nature of business
The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD), engaged in the sale of limited partnership interests through direct participation programs. The Company participated in three new offerings during the year with a concentration in Northwest Ohio.

Securities
In accordance with industry accounting practices, marketable securities are carried at market value and any unrealized gain or loss is recognized currently in income. Ninety-eight percent of the marketable securities held at market value consists of common stock of Fifth Third Bankcorp. The cost of the Fifth Third Bankcorp stock was $285,625 and $235,942 and the accumulated appreciation of the Fifth Third Bankcorp stock was $1,055,640 and $1,389,651 at December 31, 2005 and 2004, respectively.

The Company purchased non-marketable securities consisting of non-trading stock and warrants to purchase more shares of the non-trading stock during 2000. These securities were carried at a total cost of $46,100 at the end of 2001, which approximated market value. The cost of the shares purchased was $26,000 and the cost of the warrants purchased was $20,100. During the year ended December 31, 2002, the stock began trading on the over-the-counter bulletin board. The market value of the stock at December 31, 2002 was less than the original cost of the stock. Accordingly, an unrealized loss of 6,000 was recognized in 2002 for the stock held. For the warrants to purchase additional shares of stock, their fair value was approximated taking into consideration the trading value of the stock at December 31, 2002. After considering the cost of the warrants, and the exercise price in relation to the trading amount at December 31, 2002, the warrants were considered to be worthless, and were written down to a fair value of zero.

During 2003, the value of the stock fell even further. Accordingly, an unrealized loss of $1,100 was recognized. During 2004, the value of the stock appreciated resulting in an unrealized gain of $1,500. During 2005, the value of the stock appreciated substantially, but only after management had decided to sell all of the shares held for a loss of $6,361. The warrants to purchase the same stock, written off in 2002 after being deemed worthless, were adjusted to an estimated fair market value of $28,770. This value was based on the December 31, 2005 trading price less original cost and exercise price. An unrealized gain of $8,670 was recorded at December 31, 2005.

Revenue recognition
Commissions are recognized as income when earned according to Private Offering Contracts, rather than when received.

Income taxes
The Company has filed an election to be treated as an S-corporation under the applicable sections of the Internal Revenue Code. Under this election, all federal and state income taxes related to the Company's operations are included in the personal income tax returns of the stockholder.

Note 1 -   **Significant accounting policies** - Continued
Cash and cash equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment
Property and equipment are stated at cost. Depreciation is computed under the straight-line method over the estimated useful lives of the assets. For income tax purposes, depreciation is computed using the modified accelerated cost recovery system over statutory lives. Depreciation expense for both years ended December 31, 2005 and 2004 was $187.

Note 2 -   **Related party transactions**
During the years ended December 31, 2005 and 2004, the Company sold limited partnership interests in partnerships in which the Company's controlling stockholder and business manager held a direct equity position. Gross commissions earned from these sales amounted to $69,500 and $253,750 for 2005 and 2004, respectively.

The Company was advanced funds from a company related through common ownership and control. At December 31, 2005 and 2004, such advances amounted to $218,644 and $183,423, respectively.

For the years ended December 31, 2005 and 2004, the Company was charged management fees of $22,025 and $21,875, respectively, by a related party, as well as rent expense of $10,800 for both years, included as part of other operating expenses.

Note 3 -   **Net capital requirements**
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005 and 2004, the Company's net capital was in excess of the required capital.

Note 4 -   **Other operating expenses**
The Company expenses advertising costs as incurred. Advertising costs which were $0 and $500 for the years ended December 31, 2005 and 2004, respectively, are included in the total amount of other operating expenses.

Note 5 -   **Contingency**

The Company is subject to built-in gains tax on its unrealized appreciation of marketable securities as of the date of conversion to an S-corporation, October 1, 1998. The built-in gains tax is imposed if the assets are disposed of within the 10 year period following the conversion date. At December 31, 2005 and 2004, the maximum estimated built-in gains tax liability on unrealized appreciation of marketable securities is approximately $381,000 calculated at a 35% built-in gains tax rate. Management intends to hold the investment in marketable securities throughout the 10 year period therefore, no built-in gains tax is expected to be imposed. Accordingly, no deferred tax liability has been reflected in the financial statements at December 31, 2005 and 2004.

SUPPLEMENTAL INFORMATION

DISALLE SECURITIES AND MORTGAGE CO.
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2005 and 2004

	2005	2004
Net capital		
Total ownership equity from statement of financial condition	$ 1,171,001	$ 1,499,781
Deduct nonallowable assets	2,637	2,157
Net capital before haircuts on security positions	1,168,364	1,497,624
Haircuts on securities		
Trading and investment securities	201,190	243,839
Undue concentration	199,690	242,339
Net capital	$ 767,484	$ 1,011,446
Aggregate indebtedness		
Total liabilities from statement of financial condition	$ 218,644	$ 184,023
Computation of net capital requirement		
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Excess net capital	$ 753,388	$ 999,177
Excess net capital at 1000%	$ 745,620	$ 993,044
Percentage of aggregate indebtedness to net capital	28.49%	18.19%
Reconciliation with Company's computation of net capital		
Net capital, as reported in Company's Part II-A FOCUS Report	$ 767,395	$ 1,011,166
Increase in total ownership equity due to auditors' year end adjustments	89	280
Net capital per above	$ 767,484	$ 1,011,446

DiSalle Securities and Mortgage Co. is engaged in the sale of Direct Participation Programs. It conforms to the exemption provision under Rule 15c3-3, by not collecting nor holding funds or securities for, nor owing money or securities to customers.

Certified Public Accountants

Business Consultants

145 Chesterfield Lane

Maumee, Ohio 43537-3836

419-891-1040

Fax 419-891-1065

www.wvco.com



Gregory J. Arndt, CPA, CFE

William J. Horst, CPA, CMA

David J. Baymiller, CPA

Jack C. Hagmeyer, CPA

Blake N. Radcliffe, CPA/ABV

William L. Vaughan, CPA

Dennis H. Snell, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5 FOR A
BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
DiSalle Securities and Mortgage Co.
Maumee, Ohio

In planning and performing our audit of the financial statements and supplementary information of DiSalle Securities and Mortgage Co. (the Company) for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members: GMN Enterprise, a network of independent accounting and consulting practices throughout the World, and
the Private Companies Practice Section of the American Institute of Certified Public Accountants and Ohio Society of Certified Public Accountants

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

William Vaughan Company

February 16, 2006